DANIEL H. LUCIANO
------------
ATTORNEY AT LAW
242 A WEST VALLEY BROOK ROAD
CALIFON, NEW JERSEY 07830

TELEPHONE	908-832-5546	MEMBER TEXAS AND
FACSIMILE	908-832-9601	NEW JERSEY BARS
EFAX	847-556-1456
EMAIL	dhluciano@embarqmail.com

October 15, 2012

United States Securities and Exchange Commission
Larry Spirgel - Assistant Director
Washington, DC 20549

Re:         Wonder International Education & Investment Group Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 333-163635

Dear Sirs:

Reference is hereby made to your September 25, 2012 Comment Letter regarding the captioned Company. The Comment Letter requests a response by filing an amendment to the stated Form 10-K with in ten business days from the date of the Comment Letter.

Please be advised that the Company intends to file a response by filing an amendment to the stated Form 10-K on or before October 25, 2012.

If you have any questions concerning these matters, feel free to contact me at the captioned number.  Finally, I thank you for your courtesies in this regard.

Sincerely,

/s/ Daniel H. Luciano
Daniel H. Luciano